Oncolytics Biotech® Promotes Thomas C. Heineman, M.D., Ph.D., to Chief Medical Officer

Dr. Heineman has over two decades of experience successfully leading clinical development programs and previously served as Oncolytics’ Global Head of Clinical Development and Operations

SAN DIEGO, CA and CALGARY, AB, December 21, 2021 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced that Thomas (Tom) C. Heineman, M.D., Ph.D., has been promoted to the role of Chief Medical Officer (CMO). Dr. Heineman has over two decades of experience leading clinical development programs and previously served as Oncolytics’ Global Head of Clinical Development and Operations.

“Tom’s clinical expertise, deep understanding of oncology drug development, and impressive track record make him an ideal fit as our CMO,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics Biotech Inc. “Since joining Oncolytics in August 2020, Tom has provided crucial insights that have enabled the efficient advancement of our lead breast cancer program and facilitated our pipeline’s expansion into additional indications. Looking forward, Tom’s strategic guidance will continue to be an invaluable asset as we move towards a registration study in metastatic breast cancer and advance our broader pipeline.”

Dr. Heineman added, “The opportunity to serve as Oncolytics’ CMO is exciting. Pelareorep’s ability to recruit anti-cancer immune cells into tumors and promote an inflamed microenvironment positions it as a potential immunotherapeutic backbone that can enable the success of a wide range of immuno-oncology agents. We have demonstrated clinical proof-of-concept in several high unmet need indications and are now building on these results in ongoing trials. As CMO, I look forward to leading the clinical development of pelareorep through these and future trials, and to my continued work alongside my highly talented colleagues at Oncolytics.”

Prior to joining Oncolytics, Dr. Heineman was Senior Vice President and Head of Clinical Development at Denovo Biopharma. Prior to his time at Denovo, he served as Vice President and Head of Clinical Development at both Genocea Biosciences and Halozyme Therapeutics. At Halozyme, Dr. Heineman was also Head of Translational Medicine and oversaw clinical trials in indications such as breast and pancreatic cancer. Dr. Heineman’s experience further extends to big pharma and academia, as he previously worked as Senior Director, Global Clinical Research and Development at GlaxoSmithKline and as an Associate Professor at the Saint Louis University School of Medicine.

Dr. Heineman has co-authored over 60 peer-reviewed publications and is board certified in Internal Medicine and Infectious Diseases. He completed his fellowship in Infectious Diseases at the National Institutes of Health and his internship and residency at the University of Maryland. Dr. Heineman earned his M.D. and Ph.D. in Virology at the University of Chicago.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards a registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; and other statements related to anticipated developments in Oncolytics' business and technologies.  In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.  Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com